SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 3 0 2016

DIVISION OF TRADING & MARKETS COMMISSION
RECEIVED

SE



16002079

A............................

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 2838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___11130 Sunrise Valley Drive, Suite 200___
(No. and Street)

___Reston___	___VA___	___20191___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Marc Carignan___   ___703.716.6000___
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___CST Group, CPA's, PC___
(Name – if individual, state last, first, middle name)

___10741 Parkridge Blvd., 5th Floor___	___Reston___	___VA___	___20191___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Scott S. George___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mason Securities, Inc.___ , as of ___December 31___ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAGE BILLINGHAM MCKINSTRY
Notary Public
Commonwealth of Virginia
7589354
My Commission Expires Dec 31, 2018

(signature)
Notary Public

(signature)
Signature

___President___
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements
and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2015

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mason Securities, Inc.
Reston, Virginia

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Mason Securities, Inc. as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mason Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 and Schedule II - Net Capital/Schedule I Reconciliation have been subjected to audit procedures performed in conjunction with the audit of Mason Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mason Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital Under Rule 15c3-1 and Schedule II - Net Capital/Schedule I Reconciliation are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

February, 12, 2016

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703–391–2000 | www.cst-cpa.com

STATEMENT OF FINANCIAL CONDITION

MASON SECURITIES, INC.

		December 31, 2015
ASSETS		
CURRENT ASSETS		
Cash		$ 36,766
Concessions and commissions receivable		41,472
Due from related party		358,782
TOTAL CURRENT ASSETS		437,020
DEPOSITS		25,000
		$ 462,020

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable		$ 5,676
TOTAL CURRENT LIABILITIES		5,676
STOCKHOLDER'S EQUITY		
Common stock, par value $.01, authorized		
1,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		25,599
Retained earnings		430,744
		456,344
		$ 462,020

STATEMENT OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2015
INCOME	
Concession and commission income	$ 441,582
Interest income	62
	441,644
EXPENSES	
Operating expense	358,589
Management fees	61,311
Commission expense	35,437
	455,337
NET LOSS BEFORE INCOME TAXES	(13,693)
Income Tax Benefit	(5,326)
NET LOSS	$ (8,367)

STATEMENT OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2014	$ 1	$ 25,599	$ 439,111	$ 464,711
Net Loss for the year ended December 31, 2015	0	0	(8,367)	(8,367)
BALANCE, December 31, 2015	$ 1	$ 25,599	$ 430,744	$ 456,344

STATEMENT OF CASH FLOWS

MASON SECURITIES, INC.

	Year ended December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,367)
Effects of changes in income and expense accruals:	
Concessions and commissions receivable	20,162
Commissions payable	(5,108)
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,687
CASH FLOWS FROM FINANCING ACTIVITIES	
Due from related party	(91,836)
NET DECREASE IN CASH	(85,149)
Cash, beginning of the year	121,915
CASH, END OF YEAR	$ 36,766

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2015

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships and individual stocks and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the year ended December 31, 2015 was $342,782.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2015 which required disclosing or recognition.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2015

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2012. During the years ended December 31, 2015, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the year ended December 31, 2015, Federal and state income tax benefit totaled <-$5,326>. The offsetting entry was recorded in the due from related party account.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2015.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire September 14, 2017. Interest on the outstanding balance for the loan is calculated at the Bank's prime rate and is due monthly. The revolving loan balance was $0 for the year ended December 31, 2015.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $358,782 for the year ended December 31, 2015.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the year ended December 31, 2015 were $39,583.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2015

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2015 was $10,395, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The plan covers all full time employees who have completed three months of service. Optional contributions to the 401(k) plan by the Corporation are matched at one-half of the employee contribution to a maximum amount of 3% of salary deferred. For the year ended December 31, 2015, the Corporation made contributions of $8,658 to the plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.1019 to 1. At December 31, 2015, the Corporation had net capital of $55,718 which was $50,718 in excess of its required net capital of $5,000.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2015

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2015 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2015 through February 12, 2016, the date we issued these financial statements.

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2015

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

MASON SECURITIES, INC.

	December 31, 2015
Total stockholder's equity	$ 456,344
Deduct: non-allowable assets	400,254
Deduct: haircut valuation	373
NET CAPITAL	$ 55,717

SCHEDULE II - NET CAPITAL / SCHEDULE I RECONCILIATION

MASON SECURITIES, INC.

December 31, 2014

In accordance with Rule 17A-5(d)(4), we are reporting the following material differences that we found when comparing our report on the computation of net capital under Rule 15c3-1 with the Focus report as filed by Mason Securities, Inc. for the period ended December 31, 2015.

DIFFERENCES WOTH FOCUS REPORT $ 0



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors
of Mason Securities, Inc.
Reston, Virginia**

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Mason Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mason Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Mason Securities, Inc. stated that Mason Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mason Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mason Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

February 12, 2016

10740 Parkridge Boulevard | Fifth Floor | Reston,Virginia 20191 | TEL 703–391–2000 | www.cst-cpa.com

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

February 12, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Mason Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Name: Marc Carignan

Title: Director of Finance